UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50494 / October 5, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11695

In the Matter of	:
	:
Safescript Pharmacies, Inc., f/k/a	: ORDER INSTITUTING PROCEEDINGS, MAKING
RTIN Holdings, Inc.,	: FINDINGS, AND REVOKING REGISTRATION OF
	: SECURITIES PURSUANT TO SECTION 12(j) OF THE
Respondent.	: SECURITIES EXCHANGE ACT OF 1934
	:

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Safescript Pharmacies, Inc., f/k/a RTIN Holdings, Inc. ("RTIN" or "Respondent").

II.

In anticipation of the institution of these proceedings, the Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order") as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. Respondent is a Texas corporation based in Longview, Texas. Since March 2002, Respondent has franchised a wireless prescription filling system and its accompanying software, by which doctors electronically transmit prescriptions to pharmacies owned by Respondent or its franchisees. Respondent's common stock has been registered with the

Commission, pursuant to Section 12(g) of the Exchange Act, from January 1998 to the present. Respondent was listed and traded on the OTC Bulletin Board until March 15, 2004. Respondent is currently quoted in the "Pink Sheets" disseminated by Pink Sheets, L.L.C.

B. Respondent has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-KSB since it filed its 2002 Form 10-KSB on March 27, 2003, which was amended on July 7, 2003, or periodic or quarterly reports on Form 10-QSB for any fiscal period subsequent to its fiscal quarter ending June 30, 2003. Moreover, Respondent's auditors have resigned and withdrawn their reports for Respondent's 2001 and 2002 financial statements, since which time Respondent has been unable to engage auditors, restate its prior financial statements, or file current financial statements. Additionally, Respondent failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder because its annual and quarterly reports filed with the Commission materially misstated net income, as discussed in paragraph C. below.

C. Respondent has failed to comply with Section 10(b) of the Exchange Act and Rules 10b-5 and 12b-20 thereunder, by including materially false and misleading information in filings, including financial statements that failed to conform with Generally Accepted Accounting Principles, as required by Commission Regulation S-X, in its Annual Reports on Form 10-KSB for the calendar years ended December 31, 2001 and 2002, and in its Quarterly Reports on Form 10-QSB for the first three quarters of 2002 and 2003. RTIN materially overstated quarterly and annual net income throughout 2002 and 2003 by, among other things: recognizing revenue based upon uncollectible notes receivable, which Respondent and its officers attempted to legitimize through fraudulent entries in its books and records of fictitious note payments; recognizing revenue based upon a fictitious certificate of deposit, which Respondent and its officers attempted to legitimize by recording fictitious withdrawals; and inappropriately reporting a gain on the acquisition of treasury shares. As a result, RTIN materially misstated its net income in each reporting period in 2002: in the first quarter understating its net loss by 79%, and thereafter by overstating its net income in the second and third quarter Forms 10-QSB by 998% and 26%, respectively, and in the 2002 Form 10-KSB by 970%. In its 2003 Forms 10-QSB for the first, second and third quarters, RTIN materially overstated its net income by 216%, 102% and 73%, respectively.

D. Respondent has failed to comply with Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act by failing to make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflected the transactions and disposition of its assets, and by failing to maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

   By the Commission.

Jonathan G. Katz
Secretary